UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number:          1-7626

A.          Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Savings Plan

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Sensient Technologies Corporation Savings Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.   Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

Milwaukee, Wisconsin
June 13, 2016

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Trust	$147,822,339	$150,308,370

Contributions receivable from Sensient Technologies Corporation	4,068,085	3,669,979
Notes receivable from participants	4,678,370	4,091,809
Total receivables	8,746,455	7,761,788

Net assets available for benefits at fair value	156,568,794	158,070,158

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(65,260)	(144,016)

Net assets available for benefits	$156,503,534	$157,926,142

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

2015
ADDITIONS:
Net investment income from Sensient Technologies Corporation Master Trust	$3,923,824

Contributions:
Participants	7,536,546
Sensient Technologies Corporation	4,069,594
Rollovers	1,211,106
Interest income on notes receivable from participants	202,064

Total additions	16,943,134

DEDUCTIONS:
Withdrawals and distributions	(18,339,658)
Administrative expenses	(26,084)

Total deductions	(18,365,742)

Net deductions	(1,422,608)

Net assets available for benefits:
Beginning of year	157,926,142

End of year	$156,503,534

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Note A -	Description of the Plan:

The following description of the Sensient Technologies Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Sensient Technologies Corporation (the Company).  Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan, providing they are expected to work at least 1,000 hours in the following twelve month period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2014, the Plan was amended, such that employees who are hired (or rehired) on or after January 1, 2006, and on or before December 31, 2013, shall be automatically enrolled in the Plan at 2% of eligible compensation, and employees who are hired (or rehired) on or after January 1, 2014, shall be automatically enrolled at 4% of eligible compensation unless the participant timely elects contributions at a different contribution percentage or elects not to participate in the Plan. Any participant automatically enrolled on or after January 1, 2010 (or rehired on or after such date), shall have their automatic deductions increase by an additional one percent on the first business day of February each year up to a maximum of 10 percent unless the participant timely elects contributions at a different contribution percentage or elects not to participate in the Plan.

The Plan accepts Roth elective deferrals made on behalf of participants.  The participant’s Roth elective deferrals are allocated to a separate account maintained for such deferrals.

Employees can contribute a portion of their eligible compensation up to the maximum amount prescribed by law. Employees may also contribute amounts representing distributions from other qualified plans.  Employee contributions are 100% vested at all times.  Company matching contributions are 100% vested at all times. The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who made contributions during the Plan year.

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures used to reduce the Company contributions for 2015 were not material.

Participants may elect an in-service withdrawal on or after attaining age 59 ½.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Note A -	(Continued)

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee) which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust) that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the Master Trust assets and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Participants direct the investment of their account balance from both participant and Company contributions, into various investment options offered by the Plan. Participants may revise their investment allocations daily.  If a participant is automatically enrolled, their contributions are invested in the applicable life cycle fund based on the participant’s age until the participant changes their election.

Individual accounts are maintained by the Trustee for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan income and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance up to a maximum of $50,000 less any other outstanding loans in the Plan. The minimum loan allowable is $1,000.  Payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence.  Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter.  Unless loans are repaid in full 90 days after the time of retirement or termination, the amount of the loan becomes taxable income to the participant.  Interest rates on loans outstanding at December 31, 2015 and 2014, ranged from 4.75% to 10.00%.

Upon separation from service with the Company due to retirement or termination, and if the participant’s vested account balance is greater than $5,000, the participant may receive their benefits in a lump-sum cash payment, lump-sum rollover into an IRA or another employer’s eligible retirement plan or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000 but equal to or less than $5,000 may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account will be established by the Company for the participant. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to their vested account balance. If the separation from service is due to permanent disability or death the entire vested account balance is available to the participant or beneficiary (ies).

Hardship withdrawals may be authorized by the Committee in the event of financial hardship of the participant. Such distributions are made in accordance with written policies and procedures, as set forth in accordance with the Internal Revenue Code (the Code), Treasury regulations and applicable law.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Note B -	Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right to amend the Plan, discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

Certain administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

As described in the Accounting Standards Codification (ASC), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the common collective trust fund consists of benefit responsive investment contracts. As required by the ASC, the statements of net assets available for benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the common collective trust fund is based on information reported by Fidelity at year-end. The contract value of the common collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Note C -	Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (ESOP).  Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes.  Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Note C -	(Continued)

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment assets of the Master Trust.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The stock fund is a unitized fund, which consists of Sensient common stock and short-term cash equivalents that provide liquidity for trading. The common stock is valued at the closing price reported on the major market on which the individual securities are traded and the short-term cash equivalents are valued at cost, which approximates fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2015 and 2014, is as follows:

	2015	2014

Sensient Technologies Corporation stock fund	$72,064,366	$73,368,064
Mutual funds	124,177,496	126,192,570
Common collective trust fund	12,933,215	13,984,663

Net assets in Master Trust at fair value	209,175,077	213,545,297

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(87,724)	(204,407)

Net assets in Master Trust	$209,087,353	$213,340,890

Plan’s investment in Master Trust as a percent of total	70.67%	70.39%

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Note C -	(Continued)

The net income of the Master Trust for the year ended December 31, 2015, is as follows:

2015

Dividends on Sensient Technologies Corporation stock fund	$1,143,195
Interest and other dividends	5,370,970
Net appreciation of investments based on quoted market prices	693,268

Net income of Master Trust	$7,207,433

Plan’s equity in net income of the Master Trust	$3,923,824

During the year ended December 31, 2015, net appreciation (depreciation) of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2015

Sensient Technologies Corporation stock fund	$3,257,702
Mutual funds	(2,564,434)

Net appreciation in fair value of investments – Master Trust	$693,268

Note D -	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 19, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note E -	Benefits Payable:

As of December 31, 2015 and 2014, the Plan had benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid of $329,246 and $485,143, respectively.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Note F -	Related Parties and Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund in a Master Trust, managed by the Trustee of the Plan. The Plan also invests in common stock of the Company through a unitized stock fund held by the Master Trust. The unitized stock fund held 1,140,723 and 1,207,636 shares of Sensient Technologies Corporation common stock at December 31, 2015 and 2014, respectively.  During the years ended December 31, 2015 and 2014, purchases of shares by the Master Trust totaled $3,524,706 and $1,668,854, respectively, and sales of shares by the Master Trust totaled $8,018,858 and $11,444,130, respectively. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.

Note G -	Fair Value Measurements:

As of December 31, 2015 and 2014, the Plan’s only assets and liabilities subject to ASC 820 are Sensient Technologies Corporation stock fund, mutual fund investments and a common collective trust fund held by the Master Trust. The fair value of Sensient Technologies Corporation stock fund and mutual funds are based on December 31, 2015 market quotes (Level 1 inputs). The fair value of the common collective trust fund is based on the fair value of the underlying investment contracts minus its liabilities as reported by Fidelity (Level 2 inputs).

The Company is required to categorize the Master Trust’s assets based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Note G -	(Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2015 and 2014:

December 31, 2015	Level 1	Level 2	Total

Sensient Technologies Corporation stock fund	$72,064,366	$-	$72,064,366

Mutual Funds:
Equity	57,714,976	-	57,714,976
Balanced/Life cycle	54,022,348	-	54,022,348
Bond	4,241,912	-	4,241,912
International	4,031,284	-	4,031,284
Money market	4,166,976	-	4,166,976
Common collective trust fund (A)	-	12,933,215	12,933,215

Total assets at fair value	$196,241,862	$12,933,215	$209,175,077

December 31, 2014	Level 1	Level 2	Total

Sensient Technologies Corporation stock fund	$73,368,064	$-	$73,368,064

Mutual Funds:
Equity	61,414,724	-	61,414,724
Balanced/Life cycle	51,037,941	-	51,037,941
Bond	4,606,884	-	4,606,884
International	4,335,039	-	4,335,039
Money market	4,797,982	-	4,797,982
Common collective trust fund (A)	-	13,984,663	13,984,663

Total assets at fair value	$199,560,634	$13,984,663	$213,545,297

(A)
This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note B, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Note H -	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014

Net assets available for benefits per the financial statements	$156,503,534	$157,926,142
Adjustment from contract value to fair value	65,260	144,016
Benefits payable	(329,246)	(485,143)
Net assets available for benefits per the Form 5500	$156,239,548	$157,585,015

The following is a reconciliation of the net deductions in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net deductions in net assets available for benefits per the financial statements	$(1,422,608)
Net adjustments from contract value to fair value	(78,756)
Benefits payable	155,897
Net deductions in net assets available for benefits per the Form 5500	$(1,345,467)

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan 006
DECEMBER 31, 2015	EIN 39-0561070

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	Participant Loans	Participant borrowings against their individual account balances, interest rates ranging from 4.75% to 10.00%, and varying maturity dates through 2035. (724 loans outstanding)	$-	$4,678,370

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 13, 2016	By:	/s/ John J. Manning
	Name:	John J. Manning
	Title:	Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm